Exhibit 11.4

Letter of Consent

March 16, 2018

I, Gordon, hereby consent to the quotation and summary of my Letter of Acknowledgement and Agreement issued to Atlanta Landsight LLC on February 1, 2018 (attached) in the Offering Statement on Form 1-A of UC Asset LP, the parent company of Atlanta Landsight LLC, as filed with the Securities and Exchange Commission.

/s/ Gordon Waters

Gordon Waters

Virtual Properties Reality

2750 Premiere Pkwy, Ste 200

Duluth, GA 30097

Letter of Acknowledgement and Agreement

I, (name) Gordon Waters, have reviewed the document prepared by Liz Bankston (License #312667) as attached hereinafter, on the Fair Market Value of Certain Properties held by Atlanta Landsight LLC at and by December 31, 2017, and I acknowledge and approve of Mrs. Bankston's methods, results, and ultimate valuations of these properties.

I have been paid a fair amount to perform this review. Except for payment received for conducting this review and for similar payments that I may receive in the future for conducting similar reviews, I am not in any business relation with Atlanta Landsight LLC (nor with its parent companies or subsidiaries), and will not have any business relation with it in the foreseeable future.

I understand and agree that my reviewed result will be included into Atlanta Landsight LLC's financial statements to be filed to the SEC (Security Exchange Commission). I understand and agree that my name and role as a third-party appraiser may be disclosed on the request of SEC.

/s/ Gordon Waters

Name:	Gordon Waters

Company:	Virtual Properties Realty

Date:	2/1/2018